UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2015

On February 28, 2014, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2015 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2013, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	General Manager
Investor Relations Office

Date: February 28, 2014

February 28, 2014

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2015

Nippon Telegraph and Telephone Corporation (“NTT”) and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), today submitted their respective business operation plans for the fiscal year ending March 31, 2015 to the Minister for Internal Affairs and Communications for approval.

For more details, please see the attached press releases by NTT, NTT East and NTT West.

For further inquiries, please contact:

Yusuke Aida or Yuta Kosuge
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 28, 2014

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2015

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2015 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

The information and communications services network and environment are undergoing rapid evolution, as seen in the expansion of broadband communications including FTTH and LTE, advances in the functionality of smartphones and tablet devices, and the growing use of social media and cloud computing. A number of service providers in this market are competing in the areas of technical development, facilities and services, and are focusing their creative energies on the proactive development of creative services, including more advanced wireless broadband services and the deployment of Wi-Fi access points. At the same time, there is growing demand for a more reliable communications infrastructure following the Great East Japan Earthquake. Information and communications services are expected to play a key role in stimulating social and economic activities and enriching people’s lifestyles through the creation of new business opportunities in various sectors and highly convenient services utilizing the network.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). NTT will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications.

In addition, pursuant to NTT Group’s “Towards the Next Stage” strategy announced in fall 2012 and “Accelerating Innovation and Collaboration for the Next Stage” presentation released last year, each NTT Group company, including the regional companies, will serve as a “valued partner” that customers continue to select, and create a variety of simple, convenient, safe and secure services and business opportunities that are suitable for customers’ needs. To achieve this, NTT will establish open and seamless usage environments enabling the deployment of a variety of services using the broadband networks of various market players and actively promote alliances with these market players while ensuring fair competitive conditions under the existing legal framework. In addition to these efforts, NTT will also work to increase corporate value by actively expanding global services and constructively managing its group companies for the development of NTT Group as a whole.

Based on these fundamental concepts, in the management of its business operations for the fiscal year ending March 31, 2015, NTT will aim to grow its businesses by, among other things, expanding new businesses of each group company and strengthening the competitiveness of its network services. NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and the community at large by providing an advanced broadband network and strengthening its research and development activities directed toward the realization of “smart life” and “smart work.”

1

Based on the concepts outlined above, pursuant to the business operation plan for the fiscal year ending March 31, 2015, NTT expects to manage its business by prioritizing the following activities, and doing so in a flexible manner so as to respond to changes in the business environment.

1. Advice, coordination, and other assistance

NTT will aim to exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to its regional companies to ensure the maintenance of high-quality and stable universal services. Such assistance will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities in the event of natural disasters and other emergencies, efficient financing, and formulation of policies for material procurement.

NTT will support the efforts of each NTT Group company, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human capital that will form the core of NTT Group as well as compliance with applicable regulations.

2. Promotion of basic research and development

NTT Group will work to harmonize network platform technologies, technologies that provide a basis for new services and applications, as well as general advanced and basic technologies, while at the same time accelerating innovation and collaboration. Through these undertakings, NTT Group will focus its efforts on higher value-added research and development, as well as continue to be actively involved in expansion and standardization activities, such as participating in research and development activities in collaboration with other research and development institutions and in technology exchanges both in Japan and abroad.

NTT will seek to further increase research efficiency and ensure the continuous execution of basic research and development efforts through revenues generated from the use of such efforts, and the bearing of related expenses on an ongoing basis, by the regional companies and other NTT Group companies.

Specifically, priority will be given to the following areas of NTT’s research and development activities:

2

(1) Infrastructure-related research and development

In order to develop an information network infrastructure to “connect” everything under the concepts of “smart,” “simple” and “sustainable,” NTT Group will promote research and development in big data analysis, network control using NFV (Network Function Virtualization) and other software, M2M (machine-to-machine) related technologies to control massive terminals, and improvement of service quality for users via quality-of-experience service metrics. NTT will also pursue research and development that supports disaster-resistant networks and communications systems that assist in reducing power consumption, as well as research and development directed toward realizing common network platforms usable in different services and fields, such as strengthening the relationship between fixed-line and mobile communications and further convergence of telephone and IP networks.

(2) User-related research and development

With a view toward creating advanced services that enrich the lives of and provide comfort to customers, NTT Group plans to promote research and development in technologies that integrate telecommunications and computer technology, such as media processing, personalization, cloud services and security. Specifically, NTT Group will promote research and development in the following technologies: content distribution technology that provides more realistic and convenient information depending on the user and the user’s location, data analysis technology to provide services in accordance with the user’s circumstances and intentions, cloud platform technology for real-time dispersion processing and virtual unified management of large-scale information, and security-related technology, such as SIEM (Security Information and Event Management) platforms, to ensure safety in information and telecommunications.

3

(3) Research and development in basic technologies

NTT is committed to contributing to the innovative improvement and development of information and telecommunications in Japan to ensure a leading position in technology research that will support the future of telecommunications. To fulfill these commitments, NTT will pursue research and development activities in basic technologies. Specifically, this will include research in areas such as: Carrier Edge Computing Technology, which uses small servers called “edge servers” located in the vicinity of users and devices to process data and run applications, which had previously been done on devices or on the cloud; machine learning and parallel and distributed computing technologies that contribute to big data analysis; and optical device and integrated nanophotonics technologies. NTT will also pursue research on innovative principles and new concepts, including quantum computer-related technology that exceeds current information processing capabilities; a broad range of cutting-edge materials, including nitride semiconductors and grapheme, and nanobiology; and a scientific analysis of the human sensory, physical and emotional mechanisms related to communications.

The following table presents an overview of NTT’s capital investment plan for the above-mentioned activities.

4

Capital Investment Plan for

the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Expected investment
1. R&D facilities	19
2. Other facilities	3
Total	22

5

Attachment 1

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2015

	(Billions of yen	)

Item	Amount
Revenues
Operating revenues	422	*
Non-operating revenues	34
Total revenues	456
Expenses
Operating expenses	145
Non-operating expenses	38
Total expenses	183
Recurring profit	273

Note: * This includes revenues from basic R&D of 106 billion yen and revenues from Group management and other sources of 19 billion yen.

6

Attachment 2

Planned Sources and Applications of Funds for

the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Amount
Sources:
Operational:	408
Operating revenues	374
Non-operating revenues	34
Financial:	676
Long-term loans and bonds	388
Other financial income	288
Estimated consumption tax receipts	12
Balance brought forward from previous fiscal year	10
Total	1,106
Applications:
Operational:	150
Operating expenses	115
Non-operating expenses	35
Financial:	776
Capital investments	22
Other financial expenses	754
Account settlement expenses	162
Provisional consumption tax payments	8
Balance carried forward to following fiscal year	10
Total	1,106

7

Business Operation Plan for the Fiscal Year Ending March 31, 2015

February 28, 2014

1. Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2015

Pursuant to NTT Group_s _Towards the Next Stage_ strategy announced in fall 2012 and _Accelerating Innovation and Collaboration for the Next Stage_ presentation released last year, each NTT Group company will serve as a _valued partner_ that customers continue to select, and create a variety of services and business opportunities. In addition to these efforts, NTT will also work to increase corporate value by actively expanding global services and constructively managing its group companies for the development of NTT Group as a whole.

In the management of its business operations for the fiscal year ending March 31, 2015, NTT will aim to grow its business by, among other things, expanding new businesses of each group company and strengthening the competitiveness of its network services. NTT will also strive to provide an advanced broadband network and strengthen its research and development activities directed toward the realization of _smart life_ and _smart work._

Business Operation Plan for the Fiscal Year Ending March 31, 2015

1

Copyright© 2014 Nippon Telegraph and Telephone Corporation

2.	Revenues and Expense Plan

(Billions of yen)

FY2013 FY2014 plan

revised forecast* Change from previous

fiscal year

Operating Revenues 431.0 [(2.0)] 422.0(9.0)

Revenues from Group management 19.0 [±0] 19.0 ±0

and other sources

Revenues from basic R&D 114.0 [±0] 106.0(8.0)

Revenues from transfer of research 5.0 [±0] 5.0 ±0

results and other sources

Revenues from commissioned

research 6.0 [(2.0)] 12.0 +6.0

Dividends received 287.0 [±0] 280.0(7.0)

Operating Expenses 147.0 [(2.0)] 145.0(2.0)

Operating Income 284.0 [±0] 277.0(7.0)

Other Income (Expenses)(6.0) [±0](4.0) +2.0

Recurring Profit 278.0 [±0] 273.0(5.0)

*	Figures in brackets [ ] represent the change from the original forecast.

Business Operation Plan for the Fiscal Year Ending March 31, 2015

2

Copyright© 2014 Nippon Telegraph and Telephone Corporation

3. Capital Investment Plan and

Planned Sources and Applications of Funds

Ë Capital Investment Plan (Billions of yen)

FY2013 FY2014 plan Change from previous

revised forecast* fiscal year

R&D Facilities 24.0 [(2.0)] 19.0(5.0)

Other Facilities 3.0 [±0] 3.0 ±0

Total 27.0 [±0] 22.0(5.0)

*	Figures in brackets [ ] represent the change from the original forecast.

Ë Planned Sources and Applications of Funds (Billions of yen)

FY2014 plan

Sources 1,106.0 Long-term loans and bonds* 388.0 Applications 1,106.0 Long-term loans and bonds* 458.0

*	Partial listing only

Business Operation Plan for the Fiscal Year Ending March 31, 2015

3

Copyright© 2014 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT_s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

“ _FY_ in this material indicates the fiscal year ending March 31 of the succeeding year.

Business Operation Plan for the Fiscal Year Ending March 31, 2015

4

Copyright© 2014 Nippon Telegraph and Telephone Corporation

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 28, 2014

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2015

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2015 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. These services are expected to make people’s daily lives more convenient as well as revitalize communities, while also improving corporate efficiency, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is growing due to an increasing shift to broadband services and globalization. The market is undergoing structural changes beyond the existing framework, including fixed-mobile convergence, cloud computing and smart TV development, penetration of high-speed wireless and Wi-Fi compatible devices, such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging. Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband access facilities and services centered around the shift to fiber-optic access, and increasing offloading needs due to the expansion of the volume of data communications. New services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable universal services, work to develop a disaster-resistant information and communications network, and promptly restore services in times of large-scale natural disasters and other calamities in order to ensure their reliability as part of the social infrastructure, and respond to network migration appropriately. NTT East will do this while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as complying with any applicable regulation.

Furthermore, NTT East will endeavor to contribute toward the further enrichment and sustained development of society by enhancing the broadband and ubiquitous environment and further expanding fiber-optic access, which is now used by over 10 million subscribers. NTT East intends to achieve these objectives by offering services and products that leverage the advantages of the next-generation network (“NGN”), as well as offering customer-friendly pricing options with long-term appeal, and by using information communication technology (“ICT”) to confront the various economic and social issues facing Japan, such as the low birthrate and aging population, and achieving a low-carbon society.

With regard to the management of its business operations for the fiscal year ending March 31, 2015, amid the continuing economic recovery associated with the transition away from deflation, NTT East plans to continue expanding and promoting the use of fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment through the NGN on the basis described above. These objectives will be achieved through the creation of new uses for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment by expanding Wi-Fi areas, and the development and provision of services for business users. NTT East plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure. As an “accessible, full-service ICT company,” NTT East at the same time aims to develop and provide a variety of high value-added and user-friendly services designed to provide customers and local communities with a sense of security, safety and convenience, including new services created through further collaboration with companies in diverse industries. Meanwhile, NTT East expects to further improve customer services, while taking steps to ensure steady business growth into the future by further increasing operating efficiency and reinforcing its management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

NTT East plans to manage its business in the fiscal year ending March 31, 2015 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will aim to respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 10.3 million by the end of the fiscal year ending March 31, 2015.

Item	Planned number (subscriptions)
Additional installations	(0.93 million	)
Relocations	1.38 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT East plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	1500
Meiryo (clearness)	0

(3) Public telephones

NTT East plans to continue to meet the minimum requirements for providing a public means of communication and review its plan with respect to underutilized public telephones. NTT East will also strive to continue to improve convenience by, among other things, publicizing the locations of public telephones in order to promote their increased usage and to prepare for disasters and other emergencies.

Item	Planned number (units)
Public telephones	(6,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 and INS-Net 1500 subscriber lines are projected to total approximately 1,380,000 and 17,000, respectively, by the close of the fiscal year ending March 31, 2015.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(152,000)
INS-Net 1500 subscriber lines	(2,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will aim to provide a wide range of other services.

Item	Planned number (contracts)
FLET’S Hikari	0.30 million

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 117,000 and 73,000, respectively, by the close of the fiscal year ending March 31, 2015.

Item	Planned number (circuits)
Conventional leased circuits	(5,000)
High-speed digital transmission circuits	(3,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East plans to promote the efficient shift to the use of fiber-optics in its access network in response to, among other things, the demand for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.8

(Coverage rate at the end of the fiscal year ending March 31, 2015 is expected to be 95%*.)

*	Represents the percentage of wiring points (feeder points) that will be shifted to fiber-optics.

(2) Telecommunications network

In its telecommunications network, NTT East will aim to upgrade network services and improve network efficiency, among other things, while continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, with the aim of advancing the NGN and other telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as communication devices, cloud platforms, security, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1 – Principal Services Plan for the Fiscal Year Ending March 31, 2015

Table 2 – Capital Investment Plan for the Fiscal Year Ending March 31, 2015

Attachment 1 (Reference) – Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2015

Attachment 2 (Reference) – Planned Sources and Applications of Funds for the Fiscal Year Ending March 31, 2015

<Reference> – Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2014 (the Fifteenth Term)

<Reference> – Business Operation Plan for the Fiscal Year Ending March 31, 2015

Please note that the information in this Business Operation Plan is current as of the release date and may therefore differ from information current as of today.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2015

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.93 million) subscriptions
Relocations	1.38 million subscriptions
Social welfare telephones (Silver Phones)	1,600 units
Public telephones	(6,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(152,000) circuits
INS-Net 1500 subscriber lines	(2,000) circuits
Data transmission services
FLET’S Hikari	0.30 million contracts
Leased circuit services
Conventional leased circuits	(5,000) circuits
High-speed digital transmission circuits	(3,000) circuits

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	300	*
(1) Voice transmission	144
(2) Data transmission	30
(3) Leased circuits	125
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	18
Total	320

*	This figure includes approximately 125 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,771
Voice transmission	670
Data transmission	258
Leased circuits	492
Telegraph	14
Others	337
Non-operating revenues	8
Total revenues	1,779
Expenses
Operating expenses	1,681
Operating costs	1,244
Taxes and dues	74
Depreciation	363
Non-operating expenses	8
Total expenses	1,689
Recurring profit	90

Attachment 2

(Reference)

Planned Sources and Applications of Funds

for the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Amount
Sources:
Operational:	1,920
Operating revenues	1,912
Non-operating revenues	8
Financial:	80
Proceeds from issuance of long-term loans and bonds	80
Other financial income	0
Estimated consumption tax receipts	141
Balance brought forward from previous fiscal year	134
Total	2,275
Applications:
Operational:	1,447
Operating expenses	1,439
Non-operating expenses	8
Financial:	450
Capital investments	320
Other financial expenses	130
Account settlement expenses	62
Provisional consumption tax payments	123
Balance carried forward to following fiscal year	193
Total	2,275

<Reference>

Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2014 (the Fifteenth Term)

NTT East will revise its business results forecasts for the Fiscal Year Ending March 31, 2014 (the Fifteenth Term), which were announced on November 8, 2013 (second quarter earnings announcement for the fiscal year ending March 31, 2014), as follows.

	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,783	1,772	(11)
Operating income	65	70	+5
Recurring profit	83	90	+7
Net income	50	52	+2

Business Operation Plan for the Fiscal Year Ending March 31, 2015

February 28, 2014 Nippon Telegraph and Telephone East Corporation (_NTT East_)

The forward -looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT_s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*_FY_ in this material indicates the fiscal year ending March 31 of the succeeding year.

Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2015

As a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable services and work to develop a disaster-resistant information and communications network in order to ensure their reliability as part of the social infrastructure. Furthermore, NTT East will endeavor to contribute toward the further enrichment and sustained development of society by using information communication technology (_ICT_) to confront the various social issues facing Japan, such as the low birthrate and aging population.

NTT East plans to continue expanding fiber-optic access, which is now used by over 10 million subscribers, and aims to achieve the upgrade and expansion of its broadband network environment. NTT East also plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure, and will develop and provide customers with high value-added and user-friendly services through further collaboration with companies in diverse industries.

NTT East aims to further improve customer services, while taking steps to ensure steady business growth into the future, by further increasing operating efficiency and building a stable and stronger management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

1

Service Plan, FLET_S HikariARPU and Capital Investment Plan

Service Plan (net increase) (10,000 subscriptions)

FY2013

Item 1 FY2014 plan Change from revised forecast previous fiscal year

FLET_S Hikari 40 [(10)] 30 (10) Fixed -line telephone (120) [+20] (110) +10

(Telephone subscription + ISDN 2)

Notes: 1. Figures in brackets [ ] represent the change from the original forecast. 2. One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

FLET_S Hikari ARPU (yen)

FY2013

Item 1 FY2014 plan Change from revised forecast previous fiscal year

FLET_S Hikari ARPU 5,660 [(40)] 5,500 (160)

Note: 1. Figures in brackets [ ] represent the change from the original forecast.

Capital Investment Plan

FY2013

Item 1 FY2014 plan Change from revised forecast previous fiscal year

Capital investment 3,500 [±0] 3,200 (300)

Note: 1. Figures in brackets [ ] represent the change from the original forecast.

2

Operating revenues

Voice + IP-related revenues

Voice transmission services revenues

IP-related revenues Other (leased circuit, commissioned, etc.)

Operating expenses

Personnel expenses

General expenses Depreciation expenses, etc.

Operating income Other income (expenses) Recurring profit

Revenues and Expenses Plan

(Billions of yen)

FY2013 Change

FY2014 plan Impact of real revised forecast1 from previous fiscal year estate leases2

1,772.0 [(11.0)] 1,771.0 (1.0) 44.0

1,384.0 [(6.0)] 1,331.0 (53.0)

518.0 [+6.0] 464.0 (54.0)

866.0 [(12.0)] 867.0 +1.0

388.0 [(5.0)] 440.0 +52.0 44.0

1,702.0 [(16.0)] 1,681.0 (21.0) 24.0

107.0 [(1.0)] 105.0 (2.0)

1,111.0 [(18.0)] 1,090.0 (21.0) 13.0 484.0 [+3.0] 486.0 +2.0 11.0

70.0 [+5.0] 90.0 +20.0 20.0 20.0 [+2.0] 0 (20.0) (20.0) 90.0 [+7.0] 90.0 ±0

Notes: 1. Figures in brackets [ ] represent the change from the original forecast.

2. Beginning with the fiscal year ending March 31, 2015, revenues and expenses of real estate leases will be reallocated from _Other income (expenses)_ to _Operating income (expenses) ._ 3

This English text is a translation of the Japanese original. The Japanese original is authoritative.	February 28, 2014

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2015

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2015 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3371

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities and to improving lifestyle convenience. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smartphones, tablets and social media. The market is catering to increasingly sophisticated and diversified needs by, among other things, expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to optical, IP-based networks and enhance the fiber-optic access network that is the backbone of broadband services, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services. While ensuring fair terms of competition within the current legal framework, NTT West will also aim to realize a broadband and ubiquitous network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” “in comfort, safety and with peace of mind.” NTT West will achieve this by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber-optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and the creation of a new lifestyle by expanding the use of fiber-optic services, including the provision of various lower-rate plans that match each customer’s patterns of usage, and a variety of other services.

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2015. In its broadband services, NTT West expects to provide a more comfortable, safer and more secure NGN. In addition, NTT West expects to provide customers with exciting opportunities by, among other things, collaborating with other players to create and develop new services, offering video distribution services and Hikari Denwa services that make use of fiber-optic access lines. NTT West also plans to maintain its community-oriented sales activities in order to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on activities and services that will earn the continued trust of its customers. Amid a difficult business environment, NTT West will strive to continue to improve the efficiency of its operations so as to maintain profitability.

NTT West will work to lay the foundations for the stable development of its business into the future through compliance with applicable regulations, further achieving fair competition, proactively working to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

1

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2015, but will respond flexibly to the changing business environment by prioritizing the following items, as called for by the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will aim to promptly respond to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 10.77 million subscriptions by the close of the fiscal year ending March 31, 2015.

Item	Planned number (subscriptions)
Additional installations	(0.95) million
Relocations	1.20 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT West plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phone
Anshin (Relief)	5,800
Meiryo (Clearness)	0

(3) Public telephones

NTT West plans to continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communication. At the same time, NTT West will review its plan with respect to underutilized public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

Item	Planned number (units)
Public telephones	(6,000)

2

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.394 million and 10,000, respectively, by the close of the fiscal year ending March 31, 2015.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(140,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	0.40 million

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 120,000 and 69,000, respectively, by the close of the fiscal year ending March 31, 2015.

Item	Planned number (circuits)
Conventional leased circuits	(6,000)
High-speed digital transmission circuits	(1,000)

3

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West plans to actively promote the shift to the use of fiber-optics in its access network in response to, among other things, the increasing demand for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.5

(Coverage rate at the end of the fiscal year ending March 31, 2015 is expected to be 92%.)

(2) Telecommunications network

In its telecommunications network, NTT West will aim to upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

4

6. Promotion of research and development activities

NTT West will promote experimental and research measures and policies for technical areas by focusing on the following four points, in order to create new services that are responsive to the diversified needs of its customers and to develop an economical and eco-friendly network and safe and secure service platform.

(1)	Review and service enhancement of optical Wi-Fi mobile technology for realizing a seamless link between mobile and fixed broadband that can be connected anytime, anywhere, and with anyone or anything.

(2)	Review of video and voice integrated communication technology for providing convenient and high value-added communication, sensor platforms technology, large-scale data analysis platform technology and technology for realizing advanced services.

(3)	Review of technologies for providing safe and secure networks and platforms.

(4)	Realization of large-scale data transfers that are economical and eco-friendly and review of future network technologies that enable advanced and simplified operational services.

The following tables present an overview of the business plan for the above principal services and capital investment plans.

5

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2015

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.95 million) subscriptions
Relocations	1.20 million subscriptions
Social welfare telephones (Silver Phone)	5,900 units
Public telephones	(6,000) units
Integrated digital communications services
INS-Net 64	(140,000) circuits
INS-Net 1500	(1,000) circuits
Data transmission services
FLET’S Hikari	400,000 contracts
Leased circuit services
Conventional leased circuits	(6,000) circuits
High-speed digital transmission circuits	(1,000) circuits

6

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2015

(Billions of yen)
Item	Expected investment
1. Expansion and improvement of services	305	*
(1) Voice transmission	159
(2) Data transmission	18
(3) Leased circuits	127
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	13
Total	320

*	This figure includes approximately 115 billion yen to be invested in the fiber-optic access network.

7

Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2015

(Billions of yen)
Item	Amount
Revenues
Operating revenues	1,580
Voice transmission	648
Data transmission	187
Leased circuits	430
Telegraph	15
Others	300
Non-operating revenues	7
Total	1,587
Expenses
Operating expenses	1,545
Operating costs	1,149
Taxes and dues	67
Depreciation	329
Non-operating expenses	14
Total	1,559
Recurring profit	28

8

Attachment 2

Planned Sources and Application of Funds for the Fiscal Year Ending March 31, 2015

(Billions of yen)

Item	Amount
Sources:
Operational:	1,879
Operating revenues	1,872
Non-operating revenues	7
Financial:	209
Proceeds from issuance of long-term loans and bonds	137
Other financial income	72
Estimated consumption tax receipts	126
Balance brought forward from previous fiscal year	110
Total	2,324
Applications:
Operational:	1,538
Operating expenses	1,524
Non-operating expenses	14
Financial:	549
Capital investments	320
Other financial expenses	229
Account settlement expenses	19
Provisional consumption tax payments	108
Balance carried forward to following fiscal year	110
Total	2,324

9

<Reference>

Revisions to business results forecasts for the fiscal year ending March 31, 2014

NTT West will revise its business results forecasts for the Fiscal Year Ending March 31, 2014 (the Fifteenth Term) as follows.

<Forecasts for the fiscal year ending March 31, 2014>	(Billions of yen)

	Before revision	After revision	Change
Operating revenues	1,586	1,581	(5)
Operating expenses	1,566	1,561	(5)
Operating income	20	20	0
Recurring profit	28	28	0
Net income	19	19	0

10

Business Operation Plan for the Fiscal Year Ending March 31, 2015

February 28, 2014 Nippon Telegraph and Telephone West Corporation (_NTT West_)

The forward -looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT_s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*_FY_ in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2014 Nippon Telegraph and Telephone West Corporation

Basic Concepts of the Business Operation Plan

NTT West will work to establish a stable revenue base and undertake comprehensive cost reduction efforts in order to achieve sustained growth. At the same time, NTT West will also implement measures to create a safe and secure society.

Establish a stable revenue base

Reach 8 million FLET_S Hikari subscriptions by early FY2014 in order to achieve target of 9 million subscriptions

Strengthen B2B2C business by promoting alliances

Accelerate growth of the Wi-Fi business by increasing usage of FLET_S Hikari over mobile devices

Provide an array of lower-rate plans that match customers_ patterns of usage, and a variety of services

Increase sales to corporate users

Enhance and strengthen corporate sales platforms

Create Smart Hikari Town and further expand its cloud business

Copyright© 2014 Nippon Telegraph and Telephone West Corporation 1

Basic Concepts of the Business Operation Plan

Comprehensive cost reduction efforts

Increase business operations efficiency and implement extensive cost reduction measures

Transition to self-manufacturing and centralize/reduce number of offices through the promotion of business process reengineering

Limit capital investments through efforts to more efficiently utilize existing facilities

Create a safe and secure society

Work to ensure reliable communications facilities that can withstand large- scale disasters such as the Nankai Trough Earthquake

Improve waterproofing of exchange offices and the quality of communications facilities, including a review of relay routes

Accumulate know-how by conducting emergency drills for large-scale disasters

Copyright© 2014 Nippon Telegraph and Telephone West Corporation 2

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

Item	Unit	① FY2013 revised forecast		② FY2014 plan	Change ②-①
FLET'S Hikari	10,000 subscriptions	30	[(20)]	40	+10
Fixed-line telephone	10,000 subscribers	(120)	[+5]	(110)	+10
Telephone subscriptions	10,000 subscribers	(103)	[+2]	(95)	+8
ISDN	10,000 subscribers	(17)	[+3]	(15)	+2

Note: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).
*Figures in brackets [ ] represent the change from the original forecast.

■ Capital Investment Plan

Item	Unit	① FY2013 revised forecast		② FY2014 plan	Change ②-①
Capital Investment	Billions of yen	340.0	[±0.0]	320.0	(20.0)
Investment in conversion to fiber-optic access network (partial listing only)	Billions of yen	Approx. 125.0	[±0.0]	Approx. 115.0	(10.0)

*Figures in brackets [ ] represent the change from the original forecast.

Copyright© 2014 Nippon Telegraph and Telephone West Corporation
3

Revenues and Expenses Plan

(Billions of yen)

` a

FY2013 FY2014

Item Change Impact real Impact of

revised forecast1 plan a-` estate leases of 2 other factors

Operating revenues 1,581.0 [(5.0)] 1,580.0(1.0) +32.0(33.0)

IP services revenues 673.0 [(5.0)] 685.0 +12.0

+12.0

Existing services revenues 752.0 [±0] 733.0(19.0) +32.0(51.0)

Voice transmission services

revenues (partial listing only) 521.0 [±0] 473.0(48.0)

(48.0)

Supplementary businesses 156.0 [±0] 162.0 +6.0

+6.0

revenues

Operating expenses 1,561.0 [(5.0)] 1,545.0(16.0) +17.0(33.0)

Personnel expenses 99.0 [(2.0)] 101.0 +2.0

+2.0

General expenses 1,022.0 [(5.0)] 1,001.0(21.0) +7.0(28.0)

Depreciation and 440.0 [+2.0] 443.0 +3.0 +10.0(7.0)

amortization

Operating income 20.0 [±0] 35.0 +15.0 +15.0 ±0

Other income (expenses) 8.0 [±0](7.0)(15.0)(15.0) ±0

Recurring profit 28.0 [±0] 28.0 ±0

±0

Notes: 1. Figures in brackets [ ] represent the change from the original forecast.

2. Beginning with the fiscal year ending March 31, 2015, revenues and expenses of real estate leases will be reallocated from _Other income (expenses)_ to _Operating 4 income (expenses) ._ Copyright© 2014 Nippon Telegraph and Telephone West Corporation